

April 13, 2010

By U.S. mail and facsimile to (604) 608-9238

Mr. Alexander Dannikov, President, Chief Executive Officer and Chief Financial Officer
Bosco Holdings, Inc.
26 Utkina Street, Suite 10
Irkutsk, Russia 664007

> **RE: Bosco Holdings, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2009**
> **File No. 333-144509**

Dear Mr. Dannikov:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief